COHNE RAPPAPORT & SEGAL		Richard A. Rappaport Roger G. Segal Jeffrey L. Silvestrini David S. Dolowitz Vernon L. Hopkinson Keith W. Meade Ray M. Beck A.O. Headman, Jr. Julie A. Bryan Jeffrey R. Oritt	Daniel J. Torkelson Leslie Van Frank Larry R. Keller Dena C. Sarandos Edward T. Vasquezk Matthew G. Bagley Joshua K. Peterman Thomas J. Burns Kevin A. Turney
A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 257 East 200 South, 7th Floor Salt Lake City, Utah 84111 (801) 532-2666 (801) 238-4606 DIRECT FAX aoh@crslaw.com DIRECT E-MAIL	Mailing Address Post Office Box 11008 Salt Lake City, Utah 84147-0008

Via Federal Express and EDGAR

September 25, 2007

Mail Stop 6010

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Viking Systems, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
SEC File Number 333-137151

Dear Mr. Mumford:

We have filed Amendment No. 2 to the above-referenced Registration Statement with the Commission today via EDGAR.  Enclosed herewith are two redline copies of Amendment No. 2 for your convenience. The only changes in Post-Effective Amendment No. 2 from the original post-effective amendment is the update of the financial statements to June 30, 2007 and the update of MDA to reflect the current financial statements.

Conclusion

We believe we have fully responded to each of the comments contained in your letter dated August 24, 2007.   If you have any questions, please contact me.  We would like to have this declared effective as soon as possible.  If you have no further questions, we will forward you a Request for Acceleration.

Sincerely,

COHNE, RAPPAPORT & SEGAL

/s/ A.O. Headman, Jr.

A. O. Headman, Jr.